[GRUPO PAO DE ACUCAR LOGO]

                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                              Publicly-Held Company
                         CNPJ/MF No. 47.508.411/0001-56


                               PUBLIC ANNOUNCEMENT

Pursuant to ss.4 of Article 157 of Law n. 6404/76, and according to CVM Regulation 358 [Instrucao 358] dated January 3, 2002, COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) hereby informs its shareholders and the investors in general that the Management will submit to the General Assembly the proposal of statutory change in order to reformulate CBD's administrative structure. The main objective is to comply with the corporate governance principles, as well as to continue the process of opening CBD's Board to market professionals.

Therefore, during the first quarter of 2003, the existing controlling shareholders of the Company will leave the Executive Management, but will remain on the Board of Directors.

The controlling shareholders will appoint Mr. Abilio dos Santos Diniz to the position of Chairman of the Board of Directors, and the founding shareholder of the Company, Mr. Valentim dos Santos Diniz, to the position of Honorary Chairman of the Board of Directors.

Also, the restructuring of the Company Management will be proposed to the General Assembly, which will extinguish the positions of Vice-President Directors. The Board of Directors will appoint Mr. Augusto Marques da Cruz Filho, current Executive Vice-President for Administration and Finance, to occupy the position of Executive President, from March 2003 onwards.

Committees will be organized with the aim of increasing the interaction between the Board of Directors and the Executive Management. There will be three
Committees: Executive, Finantial, and Development and Marketing, with the participation of Mr. Abilio dos Santos Diniz, Ms. Ana Maria Diniz, Mr. Joao Paulo Diniz and Mr. Pedro Paulo Diniz, among other members.

Due to the changes informed above, the proposal for the wording of the new By-Laws of the Company will be made available within the legal time frame.


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The controlling shareholders and the management firmly believe that these changes represent a significant step towards the consolidation of the advances achieved by CBD in recent years, especially regarding the separation between the roles performed by the controlling shareholders, the Board of Directors and the Executive Management of the CBD.

CBD will keep their shareholders and investors informed about the next stages of its administrative structure reformulation.


                          Sao Paulo, December 11, 2002

                                  ABILIO DINIZ
                               Executive President


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COMPANHIA BRASILEIRA DE DISTRIBUICAO      THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                       Doris Pompeu
Gerente de Relacoes com Investidores      Fone: 55 (11) 3848 0887 ext.208
Daniela Sabbag                            E-mail:  doris.pompeu@thomsonir.com.br
Financial Analyst
Fone: 55 (11) 3886 0421
Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br


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Declaracoes contidas neste comunicado relativo a perspectiva dos negocios da
Companhia, projecoes de resultados operacionais e financeiros, e relativas ao potencial de crescimento da Companhia, constituem-se em meras previsoes e foram baseadas nas expectativas da Administracao em relacao ao futuro da Companhia. Estas expectativas sao altamente dependentes de mudancas no mercado, no desempenho economico geral do Brasil, na industria e nos mercados internacionais, portanto estao sujeitas a mudanca.
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